[FOR PRELIMINARY REVIEW ONLY - NOT FOR OFFICIAL USE]

September 21, 2012

Mr. John Reynolds
Mr. Jay Williamson
Ms. Pamela Howell
United States Securities and Exchange Commission
Division of Corporation Finance
Tel (202) 551-3686

Dear Mr. Reynolds:

Aluminum Corporation of China Limited Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 27, 2012 (the "2011 Annual Report")

Aluminum Corporation of China Limited (the "Company" or "we") refers to the comment of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC" or the "Commission") on our Form 20-F filing for fiscal year ended December 31, 2011 dated August 17, 2012 (the "Comment Letter"). We have included the Staff's comment in the Comment Letter and numbered our response accordingly:

General

1.

We note the disclosure on page 68 that RMB63,408 million of sales in your trading segment, including sales of coal and non-ferrous metals, relate to supply purchased from third party sources. Your existing disclosure on pages 14, 58, and elsewhere states that these supplies are purchased under spot and long term contracts but does not address the scope of your trading activities or the material terms under which you typically trade with third parties. With a view to potential disclosure in future filings, and only to the extent material, please provide additional quantitative and qualitative disclosure about the specific commodities you trade, the terms under which you engage in trading activities, your hedging activities, and the degree to which your trading of materials sourced from third parties contributed to your net income/loss for the periods covered by your financial statements. See Items 4.B and 5 to Form 20-F. Please provide us with your proposed draft disclosure for future filings, based on your December 31, 2011 figures.

In response to the Staff's comment, we propose to amend the disclosure on pages 37, 38, 39 and 58 of the 2011 Annual Report as attached to this response letter.

Exhibits

2.

Your exhibit index does not reflect many of the exhibits required by Item 19 to Form 20-F and the instructions thereto. Without limiting the generality of the foregoing, we note you have not listed any articles of incorporation, bylaws, material credit, joint venture, or related party agreements or indentures. Please confirm to us that you will include all required exhibits in future filings or incorporate by reference to the exhibits. Please provide us with a draft of your exhibits index.

In response to the Staff's comment, we propose to amend the exhibit index on page 119 of the 2011 Annual Report as attached to this response letter and will file the exhibits to the amended 2011 Annual Report. In connection with our filing of Exhibit 1.1, we propose to amend the disclosure on page 101 of the 2011 Annual Report as attached to this response letter.

*	*	*

In addition to the above reply, as requested by the Commission, the Company hereby acknowledges that:

*	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find the above reply responsive and helpful. Please contact us if you have any questions regarding the above. We will instruct our legal counsel to submit the amended Form 20-F through EDGAR upon receipt of your confirmation on our proposed amendments. Thank you in advance for you assistance in this matter.

Yours sincerely,

/s/ Liu Qiang
Liu Qiang
Secretary to the Board
Aluminum Corporation of China Limited

Encl

Cc:
Chengfei Ding, Baker & McKenzie LLP

Primary Aluminum

Smelting primary aluminum requires a substantial and continuous supply of electricity. In 2011, we consumed 55.2 billion kWh of electricity for our primary aluminum production. The availability and price of electricity are key factors in our primary aluminum production. Electricity costs have fluctuated in recent years due to periodic shortages of electricity in China, cyclical demand and government policies to regulate key industries. See "Item 5. Operating and Financial Review and Prospects - A. Operating Results - Overview - Factors Affecting Our Results of Operations - Manufacturing Costs."

We generate electricity at three of our smelters and purchase our remaining electric power requirement from regional power grids or directly from power generation enterprises. Except for two of our smelters that have entered into direct purchase agreements with power generation enterprises, we purchase electricity from the regional power grids at prices set by the government. Industrial users within each region are generally subject to a common electricity tariff schedule, but prices vary, sometimes substantially, across regions. We believe our power supply from regional grids is generally not reliant upon any particular generation facility supplying the grid. Electricity purchased from different power grids is subject to different tariff levels in 2011. The average electricity cost of our smelters was RMB0.4597/kWh in 2011.

Carbon anodes and cathodes are key raw materials in the smelting process. Each of our smelters is able to produce carbon products necessary for its operations other than carbon cathodes. Most of our carbon cathodes are supplied by our Guizhou branch, which operates our only carbon cathode production facility and sells carbon cathodes to external smelters in China.

Sales and Marketing

We coordinate substantially all of our sales and marketing activities of our self-produced alumina products and some of our sales and marketing activities of our self-produced primary aluminum products through Chalco Trading. Our subsidiaries and branches sell substantially all of our self-produced aluminum fabrication products and some of our self-produced primary aluminum products directly to external customers. Our alumina refineries sell our self-produced alumina chemical products directly to external customers or indirectly through Chalco Trading for subsequent external trading. For all of our self-produced products that are sold either through Chalco Trading for subsequent external sale or directly to external customers, our subsidiaries and branches play an important role in providing after-sales services and strengthening our presence in the marketplace. Since late 2009, we also have been engaged substantially in the trading of non-ferrous metal products including alumina, primary aluminum, cooper, zinc and lead as well as coal products that we source from third-party suppliers through Chalco Trading.

Alumina

We sell our self-produced alumina to customers primarily through Chalco Trading, giving priority to customers with whom we have long-standing relationships and who have established a strong credit history, after reserving sufficient alumina for our forecasted primary aluminum production. In 2011, we supplied approximately 7.5 million tonnes of alumina produced at our refineries to our own smelters, which represented approximately 64.3% of our total alumina production, and sold the remainder to our customers. In addition, we also procure and sell outsourced alumina under long-term agreements or on the spot market through Chalco Trading. We sold approximately 1.3 million tonnes of outsourced alumina in 2011.

The sales prices of alumina that our alumina refineries sell internally to Chalco Trading are determined at a percentage of the average three-month primary aluminum futures prices on the SHFE in the past calender month. Chalco Trading coordinates the external sales of our alumina products. In the fourth quarter of each year, Chalco Trading hosts an annual national sales conference for our primary aluminum smelter customers and alumina suppliers with the presence of the representatives from our branches with alumina operations. At the sales conference, Chalco Trading enters into most of our external sales contracts for alumina.

Chalco Trading sells our self-produced alumina and alumina sourced from third-party suppliers to smelters throughout China. All of our major customers in the past three years have been domestic smelters. In the case of alumina sourced from third-party suppliers, we may procure alumina under long-term supply agreements or on the spot market. Our long-term supply agreement for the procurement of alumina normally sets forth the quantity of alumina to be procured by us in each month with the price for each monthly delivery to be determined through negotiations in the month before delivery. We are normally required to pay the full price of the outsourced alumina before each delivery.

We sell most of our self-produced alumina and a portion of the outsourced alumina under long-term sales agreements with terms ranging from one year to five years. Our long-term sales agreement for alumina normally sets forth the quantity of alumina to be sold by us in each year or month with the price for each monthly delivery to be determined at a percentage of the average three-month primary aluminum futures prices on the SHFE in the calender month before delivery. Our customer is normally required to pay for its procurement before each delivery. As a result, fluctuations of primary aluminum prices on the SHFE affect alumina prices under our long-term sales agreements.

Chalco Trading sells the rest of our self-produced and outsourced alumina products on the spot market. We set, and adjust as necessary, reference sales prices for the self-produced alumina products. In 2011, our highest and lowest reference spot price of domestic alumina was RMB3,000 (US$477) per tonne and RMB2,800 (US$445) per tonne, respectively. We set the price for the external sales of alumina products by reference to alumina prices at reference markets and taking into account the following considerations:

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*	alumina imports into China, CIF Chinese ports;

*	international and domestic transportation costs;

*	our short-term and mid-term projections for alumina;

*	the 17% value-added tax applicable to our products;

*	import related fees; and

*	domestic supply and demand.

We sell the rest of the outsourced alumina on the spot market at prices determined through negotiations with our customers, taking into consideration factors including our procurement prices and the prevailing market conditions.

Primary Aluminum

Our primary aluminum manufacturing subsidiaries and branches sell a portion of our primary aluminum output directly to external customers. Our primary aluminum manufacturing subsidiaries and branches also sell a portion of our primary aluminum output internally to Chalco Trading at prices based on the futures prices of primary aluminum on SHFE. Chalco Trading then coordinates the external sales of primary aluminum. We consume the remaining primary aluminum output at our own aluminum fabrication plants. Our subsidiaries and branches and Chalco Trading sell our self-produced primary aluminum products to external customers through the following three channels:

*

Contract sales. Most of our primary aluminum sales are made pursuant to contracts entered into directly with our long-standing customers. Terms of the sales contracts for primary aluminum are typically one year. We price our primary aluminum products based on the SHFE futures prices.

*

Sales on the SHFE. As part of our effort to manage market risk, we sell a portion of our primary aluminum products on the SHFE through futures contracts with terms ranging from one month to twelve months to hedge against declines in primary aluminum prices.

*	Sales on the spot market. We also sell our primary aluminum products on the spot market at the reference prices we set and adjust as necessary.

In addition, we also procure and sell outsourced primary aluminum on the spot market or through short-term futures and options transactions. We sold approximately 2.1 million tonnes of outsourced primarily aluminum in 2011.

We hold an annual national primary aluminum sales conference through Chalco Trading with the presence of representatives from our subsidiaries and branches in the fourth quarter of each year to procure sales and plan production for the following year.

To improve the efficiency of our distribution, we divide our China market into several regions as follows:

*	southern China (including Guangdong and Fujian Provinces);

*	eastern China (including Jiangsu and Zhejiang Provinces and Shanghai Municipality);

*	southwestern China (including Sichuan Province and Chongqing Municipality);

*	the Beijing-Tianjin-Tanggu area; and

*	northeastern China (including Liaoning and Heilongjiang Provinces).

We sell substantially all of our self-produced and outsourced primary aluminum to domestic customers. We expect China to remain our key market for primary aluminum for the foreseeable future. Although we have conducted export sales in the past, substantially all of our external sales of primary aluminum in 2011 were domestic sales. Customers of our primary aluminum products principally consist of aluminum fabricators and distributors that resell our primary aluminum products to aluminum fabricators or other purchasers.

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We establish pricing guidelines for Chalco Trading to conduct external domestic sales of our self-produced primary aluminum products, taking into account three main factors: the primary aluminum spot prices and futures price on the SHFE; our production costs and expected profit margins; and supply and demand. We determine our sales prices of the outsourced primary aluminum through negotiations with our customers, taking into consideration factors including our procurement prices and the prevailing market conditions. As part of our efforts to coordinate and centralize sales, we also set minimum prices for primary aluminum products that are sold directly to external consumers by our subsidiaries and branches with respect to each region in China where our primary aluminum is sold. These minimum prices are determined by reference to the SHFE spot price for primary aluminum. The smelter filling a particular order from a external customer is generally responsible for negotiating the pricing and delivery terms and must comply with the minimum pricing guidelines unless it obtains prior approval from our headquarters. In general, we satisfy each purchase order with products from our nearest smelter to minimize transportation costs.

Aluminum Fabrication Products

We produce aluminum fabrication products based on market demand. In 2011, our aluminum fabrication subsidiaries and branches sold substantially all of our aluminum fabrication products directly to external customers. In 2011, we sold approximately 658,894 tonnes of self-produced aluminum fabrication products.

In 2011, we derived more than 80% of our aluminum fabrication products revenues from sales in China. We extend credit terms for sales of aluminum fabrication products, requiring payment within a short period after delivery. The prices for our aluminum fabrication products are set by agreement with our customers.

Alumina Chemical Products and Gallium

Alumina chemical products and gallium are derived from our alumina production. We adjust our production of these products based on market demand. Our alumina refineries sell our alumina chemical products directly to external customers or indirectly to external customers through Chalco Trading for subsequent external trading.

We sell most of our alumina chemical products and gallium in China. Prices for our alumina chemical products and gallium are set according to market demand or by agreement with our customers. Our total sales of gallium in 2009, 2010 and 2011 amounted to RMB58.1 million, RMB67.0 million and RMB118.0 million (US$18.7 million), respectively.

Trading of Outsourced Non-ferrous Metal Products and Other Materials

Since late 2009, we have been substantially engaged in the trading of alumina and primary aluminum sourced from third-party suppliers. Please see "- Alumina" and "- Primary Aluminum" for more details. In addition, we also sell other non-ferrous metal products such as cooper, zinc and lead as well as coal products that we procure from our third-party suppliers to external customers on the spot market or under long-term sales agreements or short-term futures and options transactions. Chalco Trading has a team with trading expertise to conduct research on the markets of non-ferrous metal products and other materials. From time to time, we may enter into futures and options transactions to hedge against price fluctuations in the non-ferrous metal product market.

Delivery

We rely on rail shipping and trucking for the delivery of products within China. Our alumina is transported by rail or truck, and transportation costs are generally borne by our customers and excluded from our sales prices. For long-distance deliveries, we maintain spur lines connecting our plants to the national railway routes. The price of rail shipping on the PRC national railway system is fixed by the government.

Most of our primary aluminum products are transported by rail. In view of the substantial distance between our smelters and aluminum fabrication plants, most of which are concentrated in southern and eastern China, we maintain subsidiaries (often with warehousing capacity leased from third parties) in major cities in eastern and southern China to facilitate and coordinate deliveries.

Our customers are generally responsible for arranging and bearing the costs associated with transporting aluminum fabrication products from our production facilities.

Principal Facilities

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Like most primary aluminum producers in China, we price our primary aluminum products by reference to the SHFE spot prices. SHFE primary aluminum spot prices generally reflect LME primary aluminum spot prices, but also account for international transportation costs, import tariffs, value-added tax and other import-related costs. Fluctuations in the SHFE spot prices, and LME spot prices by extension, have a significant effect on our operating results. Primary aluminum prices on the SHFE and LME tend to be cyclical and volatile. The following table sets out the average three-month primary aluminum futures price on the LME and SHFE in the periods indicated:

2009	2010	2011

(U.S. dollar per tonne)

LME	1,664.0	2,272.0	2,410.0
SHFE(1)	1,993.5	2,394.2	2,615.5

(1)	Translated into U.S. dollars at U.S. dollar 1.00 = RMB6.4588, being the annual average for 2011.

During 2011, the international and domestic prices of primary aluminum fluctuated significantly as a result of the global macro-economic conditions. Largely due to the recovery of the global economy, the turmoil in the Middle East and the quantitative easing policy of the U.S., in May 2011, the price of three-month aluminum on the LME reached an annual high of US$2,797 per tonne and in August 2011, the price of three-month aluminum at SHFE reached an annual high of RMB18,600 (US$2,955.2) per tonne. However, following the spread of the European sovereign debt crisis, the prices of three-month aluminum plummeted to an annual low of US$1,962 per tonne at LME in the fourth quarter of 2011. Despite the price declines in the fourth quarter of 2011, the average three-month aluminum futures prices for 2011 at LME and SHFE reached US$2,410 and RMB16,893 (US$2,615.5) per tonne, representing a year-to-year increase of 6.1% and 4.4%, respectively. By comparison, our average external selling price of primary aluminum increased by 7.2% from 2010 to 2011.

We sell aluminum fabrication products under contracts, terms of which are typically no longer than one year. We price our aluminum fabrication products primarily pursuant to the market price of primary aluminum, and to a lesser extent, the processing charge. The price of primary aluminum generally reflects the SHFE and LME primary aluminum spot prices. Since the cost of primary aluminum comprises a substantial portion of our cost in producing aluminum fabrication products, fluctuations in the SHFE and LME spot prices have a significant effect on our operating results. The processing fee is generally affected by the client-based requirement for a specific product and our proprietary technology and know-how. Different client-based requirement will result in significantly different processing charges.

Price Volatility of Non-ferrous Metal Products.

Since late 2009, as a result of the implementation of our operational structural adjustment, we have been engaged substantially in the trading of outsourced non-ferrous metal products to increase our profit. Although the profit margin of sales of outsourced products is typically lower than that of our self-produced products, we generated substantial revenues and profit from trading of outsourced non-ferrous metal products in 2011 due to our significant trading volumes. In 2011, the gross profit margin of our external sales of products purchased from external sources in our trading segment was approximately 0.8%, compared with approximately 1.0% for our external sales of self-produced products in our trading segment. Our revenue and gross profit generated from external sales of products purchased from external sources in 2011 was approximately RMB63,408 million and RMB529 million, respectively, representing approximately 63.8% and 60.5%, respectively, of total revenue and gross profit from external sales in our trading segment. From time to time, we may enter into futures and option transactions in addition to the simple buy-low-sell-high trading model to hedge against price fluctuations in non-ferrous metal product market. However, short-term price volatility of non-ferrous metal products remains a key factor affecting our operation result, as we need to make the correct prediction of the price trends of the non-ferrous metal products on the markets to ensure substantial revenues through large trading volume. If the market price trend does not match our prediction, we may be forced to sell non-ferrous metal product at low prices or to purchase non-ferrous metal product at high prices, which may adversely affect gross margins and profitability.

Manufacturing Costs.

Our cost of revenues consists primarily of the costs of the raw materials, overhead cost and the electric power cost which is our principal energy cost.

Our principal raw material is bauxite. For the years ended December 31, 2009, 2010 and 2011 bauxite produced by us accounted for 61.3%, 49.4% and 49.1% of our total bauxite used in the production of alumina. The unit cost of bauxite produced by us is generally lower than the unit cost of bauxite procured from external suppliers. However, unit cost of bauxite produced by us may exceed the unit cost of outsourced bauxite if the domestic and global bauxite prices decrease. To mitigate such risk, we also purchase a substantial amount of bauxite from external suppliers. This practice allows us flexibility to control our production cost. We also apply this practice to our primary aluminum manufacturing.

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(2)	interim reports and (where applicable) summary of interim reports;

(3)	notices of meetings;

(4)	listing documents;

(5)	circulars; and

(6)	proxy forms.

*

Our Articles of Association were amended and approved at the annual general shareholders' meeting held on June 22, 2010 to expand our business scope set forth in Article 13, which was subsequently further amended on February 28, 2011 at the extraordinary general meeting.

*

Our Articles of Association were amended and approved at the extraordinary general shareholders' meeting held on February 28, 2011 to expand our business scope set forth in Article 13. The revised Article 13 reads:

"The business scope of the Company include: exploration and mining of bauxite and other metal mines, limestone mines and coal mines; production and sale of bauxite and magnesite products, and other metal mines, smelted products and processed products; production and sales of coal; production and sale of carbon products, relevant non-ferrous products, water and electricity, industrial oxygen and nitrogen; production, sales, loading, unloading and transportation of autoclaved fly ash brick; production and sales of sulphuric acid(or hazardous chemical); electricity generation and sales; research and development, production and sales of comprehensive product utilization of ore tailings (including red mud); exploration design, construction and installation; manufacture, installation and maintenance of mechanical equipment, spare parts, non-standard equipment; repair of automobile and engineering machinery, manufacture and sale of automobile of special process; road transportation for cargo; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging; material inspection and analysis; operation of office automation and instruments; relevant technological development and technical service."

See Exhibit 1.1 for the full text of our Articles of Association.

The following are summaries of material provisions of our Articles of Association insofar as they relate to the material terms of our shares.

Our objects and purposes

Our Articles of Association as amended from time to time are filed with the Hong Kong Companies Registrar. Our business scope can be found in Article 13 of our Articles of Association, as amended at the shareholders' general meeting held on May 26, 2009 and set forth above.

Directors' power to vote on matters in which he or she has an interest

Under Article 169, a director shall not vote in any resolution of the board of directors for approving any contract, transaction or arrangement in which such director or any of his associates (as defined in the applicable rules governing the listing of securities amended from time to time) is materially interested, and shall not be either counted into the quorum of the meeting. Unless the interested director has disclosed his or her interest to the board of directors in accordance with the Article 169 and the contract, transaction or arrangement has been approved by the board of directors at a meeting in which the interested director is not counted in the quorum and has refrained from voting, a contract, transaction or arrangement in which such director is materially interested is voidable at the instance of our Company except as against a bona fide party thereto acting without notice of the breach of duty by such director.

Borrowing powers

Subject to compliance with applicable laws and regulations of the PRC, we have the power to raise and borrow money which power includes (without limitation) the issuance of debentures and the charging or mortgaging of part or whole of our business or properties and other rights permitted. The Articles of Association do not contain any specific provision in respect of the manner in which borrowing powers may be exercised by the directors nor do they contain any specific provision in respect of the manner in which such powers may be varied, other than (a) provisions which give the directors the power to formulate proposals for the issuance of debentures by us; (b) Article 86(2) provides that the issuance of bond must be approved by the shareholders in a general meeting by way of a special resolution; and (c) Article 108(4) provides that the directors have the power to formulate our annual final financial budgets and final accounts which shall be passed by over half of the directors.

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NYSE Listed Company Manual
	Requirements on Corporate Governance	Our Practice

Majority of independent directors

NYSE requires that the board of a listed company must comprise a majority of independent directors. There is no identical corporate governance requirement in the PRC. PRC securities regulatory authorities require that the board of a listed company shall comprise at least one-third of independent directors.

Our Board currently comprises three independent directors and five non-independent directors which is in compliance with the requirement by the PRC securities regulatory authorities.

Compensation Committee	NYSE requires U.S. domestic issuers to have a compensation committee composed entirely of independent directors. As a foreign private issuer, we are not subject to such requirement.	We have a remuneration committee that consists of three independent directors and one non-executive director.

Nominating Committee	NYSE requires U.S. domestic issuers to have only independent directors on their nominating committees. As a foreign private issuer, we are not subject to such requirement.	We have a nomination committee that consists of two executive directors and three independent directors.

Corporate governance committee

NYSE requires a listed company to establish a corporate governance committee which comprises entirely of independent directors. The corporate governance committee shall be co-established with the nomination committee and have a written charter. The corporate governance committee is responsible (i) for recommending to the board a set of corporate governance guidelines applicable to the corporation; and (ii) supervising the operation of the board and the management. The corporate governance committee shall also be subject to evaluation annually. There is no identical corporate governance requirement in the PRC.

Like most of the other companies incorporated in the PRC, we believe that corporate governance measures are of critical importance and should be implemented by the Board. We accordingly do not separately maintain a corporate governance committee.

ITEM16H. MINE SAFETY DISCLOSURE

As of the date of this annual report, we did not own or operate any mine in the United States. For details of the mining safety control of our bauxite mines in China, see "Item 4. Information on the Company - B. Business Overview - Raw Materials - Alumina - Own Mines."

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report on Form 20-F.

ITEM 19. EXHIBITS

Exhibit Number	Description

118

1.1*	English translation of Articles of Association of Aluminum Corporation of China Limited
2.1*	Registrant's Specimen American Depositary Receipt
2.2*	Registrant's Specimen Certificate for H Shares
2.3*	Deposit Agreement among the Registrant, The Bank of New York, as depositary, and Owners and Beneficial Owners of the American Depositary Receipts
4.1*	English translation of Form of Employment Contract
8.1

List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2011 (incorporated by reference to Exhibit 8.1 of our annual report on Form 20-F (file No. 001-15264) filed with the Securities and Exchange Commission on April 27, 2012)

12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1

Letter from PricewaterhouseCoopers (incorporated by reference to Exhibit 15.1 of our annual report on Form 20-F (file No. 001-15264) filed with the Securities and Exchange Commission on April 27, 2012)

* Filed with this annual report on Form 20-F/A.

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